Exhibit 12.1

Ascent Capital Group, Inc.

Calculation of Ratio of Earnings to Fixed Charges

	Three Months Ended
	3/31/2013	3/31/2012	12/31/2012	12/31/2011	12/31/2010		12/31/2009		12/31/2008

Pre-tax income from continuing operations	3,088	(4,247)	(21,664)	(25,695)	(33,231	)(3)	N/A	(3)	N/A	(3)
Capitalized interest	—	—	—	—	—		—		—
Depreciation of capitalized interest	—	—	—	—	—		—		—
Adjusted pre-tax income from continuing operations	3,088	(4,247)	(21,664)	(25,695)	(33,231)		—		—
Fixed charges
Interest on long-term and short-term debt (1)	21,143	11,640	71,390	42,813	2,672		—		—
Capitalized interest	—	—	—	—	—		—		—
Rental expenses representative of an interest factor	156	145	614	811	1,366		—		—
Total fixed charges	21,299	11,785	72,004	43,624	4,038		—		—

Pre-tax income from continuing operations plus fixed charges	24,387	7,538	50,340	17,929	(29,193)		—		—

RATIO OF EARNINGS TO FIXED CHARGES	1.1	0.6	0.7	0.4	—	(3)	N/A	(3)	N/A	(3)

Deficit (2)	—	4,247	21,664	25,695	33,231		N/A		N/A

(1)  Includes amortization of deferred financing costs and debt discount

(2)  For purposes of computing the ratio of earnings to combined fixed charges, earnings consist of income before income taxes for such period, plus fixed charges deducted in calculating income before income taxes for such period.  Fixed charges consist of interest incurred and amortization of deferred financing costs.  Our earnings for the fiscal years ended December 31, 2012, 2011 and 2010, and for the three months ended March 31, 2012 were insufficient to cover fixed charges by $21.7 million, $25.7 million, $33.2 million and $4.2 million, respectively.

(3)  In December 2010 Ascent acquired Monitronics International Inc.  Ascent’s operations prior to the acqisition have been reported as discontinued operations.  Monitronics International Inc.  is the only operating company of Ascent.